Mail Stop 3561

March 7, 2008

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> **Re: Energroup Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed February 11, 2008**
> **File No. 333-149171**

Dear Mr. Huashan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to eliminate the marketing language throughout the prospectus. Below are a few of the examples:
   - Page 9: Chuming is amont a "select group" of farming corporations and is known for its "world-class" quality.
   - Page 17: The brand name of Chuming is "well-recognized in our region as the organic premium quality alternative"
   - Page 22: We provide pork to several "prestigious and high-visibility" branded food processing companies; and our clients include the "largest" feed supplier and food processor in Taiwan

2. Please provide us with backup supporting the following assertions:

- Page 1: "We are the second largest pork producer in northeastern China"
- Page 9: Pork is the "meat of choice" among Chinese consumers.
- Page 10: "We are the first company in China's meat industry to receive 'Green Food' certification"
- Page 12: The meat and meat processing industries are regarded by the Chinese government at "key" industries.
- Page 13: "Affluent consumers are willing to pay premium prices for foods which have safety-related certifications"
- Page 14: "Food safety is the number one concern of Chinese consumers purchasing meat products"
- Page 14: "It is believed by experts that the Chinese government hopes to change the ration of wet markets to dry markets 20/80."
- Page 15: The expanding middle-class "buying trends fit well with our strategy"
- Page 20: "Food Co. is now the largest prepared food production plant in Liaoning Province"
- Page 21: "Our breeding programs with farmers are backed by the local government"

3. In an appropriate section of the registration statement, please discuss in greater details the special grants, tax incentives, and technology subsidies referenced on pages 12, 14, 28, and elsewhere. Particularly, disclose what you have received in the way of these government subsidies in the recent past. Also, discuss whether your reorganization and current ownership structure may jeopardize your access to any of these forms of government assistance.

4. Provide a currently dated consent from the independent accountants in any amendments.

5. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at effectiveness. In this regard, we note that you have provided fourth quarter 2007 supplementary financial information on page 7. If audited financial information is available for the year ended December 31, 2007, please include it as required by paragraph (c) of the Rule. Also note that should your filing become effective after March 30, 2008, audited financial statements for the year ended December 31, 2007 must be included in the filing.

Energroup Holdings Corporation, page 1

6. Please revise to include your net income instead of or in addition to your gross profit here and on page 2.

7. Please consider adding a diagram or a chart with graphics to help illustrate the narrative description of the reorganization and to show how your business and operations are currently structured.

Share Exchange Transaction, page 2

8. Since you completed the exchange transaction concurrently with the financing, please also disclose here the percentage of the then-issued and outstanding common stock received by PSI shareholders including the financing.

$17 Million Financing, page 2

9. Please reconcile your disclosure here that there were ten accredited investors with your disclosure elsewhere that there were fifteen accredited investors. Please also revise to disclose here the net proceeds that you raised through the financing.

Strategic Financing, page 3

10. We note under the terms of the "Financing" a "make good" provision under which certain of your founders' shares were placed in escrow to be released to investors in the event that specified earnings targets are not met for 2008 and 2009. We also note that any shares released to the investors will be distributed without further consideration from the investors. In view of the preceding, we believe the founders are in effect paying an expense or liability on behalf of the company upon the release of escrow shares to investors. Therefore, analogous to the guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79), an expense should be recognized in the financial statements based on the fair value of the shares at the time released. Further, we infer that if the earnings targets are met, the shares will be released from escrow back to the founders. In this event, we believe that the release of shares in this fashion based on performance-based criteria are tantamount to a reverse stock split when shares are placed in escrow followed by the grant of restricted stock awards under a performance-based plan upon the achievement of the requirements in the escrow agreement. In this regard, the financial statements should reflect a charge to operations upon the release based on the fair value of the shares at the time released. In consideration of all of the preceding, please tell us and disclose in your financial statements your planned accounting treatment for all shares released from escrow to either the investors or the founders. Clearly describe the detailed accounting treatment and the potential impact such treatment will have on your financial statements.

11. Please explain to us your consideration of FASB Staff Position No. EITF 00-19-2 in regard to the liquidated damages associated with your registration statement disclosed on page 4.

12. Please expand your disclosure in the fourth paragraph on page 5 to disclose what percentage ownership the investors will have if they received the additional shares under the "make good" provision.

13. We note from the fifth paragraph on page 5 that there were 21,136,391 share issued and outstanding at the closing of the financing, and as a result of the transactions the PSI shareholders own 81.7% and the investors own 18.3% of the presently issued and outstanding common stock. However, your disclosure on page 2 indicates that PMI shareholders received 16,850,000 shares and investors received 3,863,635 shares or stock at the time of the transactions. It appears that there are 422,756 shares, or approximately 2% of the 21,136,391, unaccounted for in this disclosure. Please revise to clarify.

Supplementary Financial Information, page 7

14. Please reconcile amounts presented for each line item for each period here to the respective annual and interim period amounts presented under "Summary Consolidated Financial Data" on page 6. Additionally, disclose the basis for the amounts reported for the fourth quarter of 2007.

Company Overview and History, page 9

15. Please revise the last paragraph on page 9 to clarify which part of the pork production cycle you business places you in. Also, we suggest removing the reference to Dalian Chuming Group Co., Ltd's capability here, as it could mistakenly be interpreted as an expression of your own capabilities. Along these same lines, we would also suggest removing the first paragraph on page 10.

16. In order to provide a more complete picture, in addition to disclosing the average annual growth rate of Chuming's sales, please also disclose the average annual growth rate of its net income.

Industry Overview, page 10

17. Please tell us whether the information provided by each of the various sources you cite, both in the introduction and throughout this section, are available to the public without charge or at a nominal cost. This would also include the consumer surveys you reference on page 14. If the sources are not publicly available at nominal or no cost, please file as an exhibit a consent from each third party for the use of the information in the prospectus. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may remove the references to third parties and attribute the information to the company's own research.

China's Pork Industry, page 12

18. Consistent with your disclosure on page 14, please revise the third paragraph of this section to clarify that the open-air markets still represent approximately 80% of the food markets.

19. Please provide us with a basis for your belief that China's meat industry is expected to grow "significantly" faster than China's GDP or revise to remove this assertion.

Government's strong support of meat processing industry, page 14

20. Please expand your disclosure to discuss what the Five Year Plan is.

Business, page 16

21. Please expand your disclosure to provide details about your franchise arrangements. For example, discuss the financial arrangements between you and the franchisees, including whether you receive a percentage of their sales or whether they purchase your products and resell them, whether they lease any equipment from you or purchase any signage, and whether they pay upfront or ongoing fees to establish and maintain the franchise. Please also disclose any other information that would help investors better understand this aspect of your business, including whether these stores must sell your products exclusively or whether they can carry other products. Please also clarify how this differs from the specialty counters you also reference.

Supply of Pigs, page 21

22. Please discuss whether there are any disadvantages of a decentralized supply of pigs, such as logistical complications.

23. Please discuss in greater detail why there was a severe supply shortage of hogs in 2007, and whether this is indicative of a trend that is likely to continue. Also, revise the corresponding risk factor on page 32 to discuss the reasons for this shortage in greater detail, and discuss more specifically the sharp price increases that resulted.

24. Please file your Long-Term Hog Procurement Agreement with Dalian Chuming Group Co., Ltd as an exhibit.

Delivery, page 25

25. Please revise to clarify whether you lease or own the 21 temperature-controlled vehicles, and if the former please discuss the material terms of the leases.

Risk Factors, page 31

26. Please relocate the Risk Factors section so that it immediately follows the Business section.

27. Consistent with your disclosure on page 21, please add a risk factor to discuss your decision to pay a fixed premium over market prices and your obligation to accept delivery of pigs if they meet specified criteria.

If the chilled and frozen pork market in China does not grow as we expect, page 32

28. Please remove the first two sentences of this risk factor, as a risk should not contain such marketing language. Instead, focus on the impact to your business if the market does not grow as quickly or as significantly as you hope.

The loss of any of our significant customer could have an adverse effect, page 35

29. Please expand your disclosure here to discuss the significance of your largest and top five customers, including the impact to you if you were to lose the business of any one these customers.

Economic, political and social conditions and government policies in China, page 39

30. Please briefly expand upon the first set of bullet points to discuss how each differs as it relates to China as compared with most other developed countries.

Selected Consolidated Financial Data, page 54

31. We note the operations of the Chuming Operating Subsidiaries have been in existence since 1999, and that you are the successor to these operations as a result of a series of orchestrated transactions. In this regard, please explain to us your basis for not providing information here for 2002 and 2003 pursuant to Item 301 of Regulation S-K.

32. Given that the Chuming Operating Subsidiaries have existed since 1999, please explain to us the basis for the amounts presented for 2004 here, in the audited financial statements and elsewhere in the filing. It appears that only partial year information has been provided.

33. Additionally, please include the comparative 2006 interim period.

Critical Accounting Policies and Estimates, page 56

34. The disclosures here should address the specific accounting policies and estimates that bear the risk of material change. This disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that your expect may materially affect financial condition and operating performance. Refer to Section V of FR-72 dated December 19, 2003 (release number 33-8350) for further guidance. Please revise your disclosure as appropriate.

Comparison of Years Ended December 31, 2006 and December 31, 2005, page 61

35. Please revise the number of weighted average shares outstanding and related per share calculation here and for the interim period presentation on page 64 to reflect the recapitalization effects of the reverse acquisition.

36. Please expand your disclosure to include the reasons underlying the indicated changes between all comparative periods presented. Specifically, (i) explain the basis for the increase in products sold, especially the dramatic increase between 2005 and 2004 as appropriate, (ii) describe the manufacturing efficiencies implemented, how such affected cost of sales, and any material costs associated with implementing such, and (iii) the reason for the increase in interest expense (e.g., increased interest rates, increased amounts of debt outstanding and the reason for the increased debt). In regard to cost of sales as percent of sales, (i) address why such increased for processed food products between the comparative annual periods, and (ii) revise your disclosure for the comparative interim periods to discuss why such increased for all product categories and in total, the reason for the contrary trend relative to the prior annual periods, and your expectations in regard to the continuing trend.

37. Please disclose the future impact on the related expenses and your results of the (i) allocation of $250,000 from the Financing to investor relations programs (see page 5), (ii) arrangement with Hayden Communications (see page 5), and (iii) employment agreements with each of your officers that became effective upon the Exchange Transaction (see page 74).

Cash Flows, page 66

38. Please include disclosure that compares the 2005 and 2004 annual periods and the comparative interim periods.

39. Please expand your disclosure in each paragraph to discuss the factors underlying or associated with the indicated changes. Specifically, for 2006, discuss why cash paid to suppliers and employees experienced a big increase, the reason for the big reduction of capital expenditures and the reason for decreased bank borrowings. Reconcile your disclosure here in regard to decreased bank borrowings relative to the disclosure for increased interest expense under "Results of Operations." For the 9 months ended period, discuss the reason for the increased cash received from customers (e.g., changed credit policies, improved collection process, increased collections due to increased sales, timing of collections (and reason therefore), and the reason for the purchase of the Land Use Rights and the impact of such on your operations.

Contractual Obligations and Off-Balance Sheet Arrangements, page 66

40. Please include in purchase obligations for each applicable period the aggregate amount associated with your pig supply agreements disclosed under "Supply of Pigs" on page 21. If pricing is based on market prices at the time of purchase, estimate the amount of the commitment at the current market price plus any related premiums, and disclose this as the basis for the amounts presented. This will give readers a perspective of the magnitude of these agreements and your related commitment. Additionally, include in the table amounts associated with land and office leases disclosed under "Description of Property" on page 29.

Summary Compensation, page 73

41. Please provide a footnote to the table to disclose what constitutes the "All Other Compensation" column.

Related Party Transactions of Chuming, page 76

42. Please provide disclosure in the summary section of the fact that four members of your management team also have roles with your former parent, Dalian Chuming Group Co., Ltd, and discuss what the nature of these roles. Please also include a risk factor to discuss the non-exclusive nature of these employment arrangements, and discuss any potential conflicts of interest.

Transactions Prior to the Reverse Take-Over, page 77

43. Please disclose here why Energroup recorded a liability of $25,871 as of March 31, 2008 and to whom is the liability owed. Please also disclose which shareholder paid expenses on behalf of the company.

<u>Audited Annual Financial Statements As Of and For the Years Ended December 31, 2006, 2005, and 2004, page F-1</u>

<u>Report of Registered Independent Public Accounting Firm, page F-1</u>

44. Since the financial statements are those of Energroup Holdings as successor to Precious Sheen Investments Ltd., please remove the opinion in regard to the financials for Precious Sheen Investments Ltd., or tell us why you believe the inclusion of this report is necessary. Additionally, remove the extra index to the financial statements.

45. Also, tell us why the dates of the audit opinion and review report are appropriate since the basis for the financial statements to which each respective report relates did not exist until December 31, 2007, the date of Energroup's reverse acquisition transaction with PSI.

<u>Consolidated Statements of Changes in Stockholders' Equity, page F-8</u>

46. Please clarify for us the accounting basis and relevancy of the items and associated amounts in 2004 for "Issuance of Common Stock for Cash: Incorporation of Sales Co., Food Co., & Precious Sheen" and "Issuance of Common Stock." In regard to "Issuance of Common Stock," we noted in the financial statements for Precious Sheen Investments Ltd. included in the Form 8-K filed January 7, 2008 from which such item is derived that it appears no common stock was issued in association with the dollar amount presented. Please clarify.

47. In regard to the "Issuance of Common Stock" referred to above, it appears from the statement of cash flows that only $1,810,014 of cash was associated with this issuance, with the remainder apparently associated with the subscription receivable presented of $1,130,011. In connection with this item, please (i) present "subscriptions receivable" in equity in each period in which reported, pursuant to Rule 5-02.30 of Regulation S-X and (ii) explain to us the effect of the reduction of the subscription receivable and where reported in the financial statements for the 9 month period ended September 30, 2007, and the basis for your reporting.

Shi Huashan
Energroup Holdings Corporation
March 7, 2008
Page 10

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005, and 2004, page F-11

Related Parties

48. Please provide disclosures in the notes to the respective annual and interim financial statements responsive to paragraph 2 of SFAS 57. Additionally, define the entity referred to in note 5 on page F-21 as "Dalian Group Holdings."

Corporate Reorganization, page F-11

49. As successor to the financial statements of PSI, please clearly explain to us and disclose in sufficient detail the accounting treatment applied to the succession of transfers in arriving at the amounts, and the basis therefore, reported by PSI (and ultimately by Energroup) in its acquisition of the Chuming Operating Subsidiaries. In connection with this, clearly disclose how PSI obtained its 100% interest in Chuming, and if accomplished in steps, the accounting for each step and the ownership percentage associated with each step.

Note 2: Summary of Significant Accounting Policies, page F-12

50. Please provide an accounting policy in regard to customer deposits that includes the nature of the deposits.

51. Please provide an accounting policy responsive to SFAS 131 in regard to segments and include disclosures pursuant to paragraphs 25-39, as appropriate. Tell us the information reviewed by your chief operating decision maker on a regular basis in making decisions about the allocation of resources and assessing performance.

(M) Recognition of Revenue, page F-16

52. We note your discussion on pages 23 and 24 of your franchised "showcase stores" and their minimum monthly sales requirements. Please disclose your accounting policy for recognizing revenue from these stores and tell us whether these amounts are material in accordance with Rule 5-03.1 of Regulation S-X such that a separate line item should be presented on your statements of operations. Also, tell us and disclose whether a penalty and the type thereof is imposed on stores that do not meet their minimum sales requirement. Further, explain to us your consideration of SFAS 45 in accounting for your franchised stores.

Reviewed Consolidated Financial Statements September 30, 2007, page F-28

Statement of Reconciliation ..., page F-35

53. Please remove the period ended December 31, 2006 and replace with the comparative interim period.

Statement of Cash Flows, page F-34

54. Please reconcile the amount presented for "cash & cash equivalents" at the beginning of the period ended September 30, 2007 of $4,273,592 to the amount of cash reported at December 31, 2006 of $3,075,787.

Signatures

55. Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Via Facsimile (310) 208-1154
        Edgar D. Park, Esq.